STATEMENT OF
FINANCIAL CONDITION

December 31, 2022
(Audited)



SUMRIDGE
PARTNERS

A COMPANY OF **RAYMOND JAMES**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68454

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **SumRidge Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. box no.)

111 Town Square Place
(No. and Street)

Jersey City	**New Jersey**	**07310**
(City)	(State)	(Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

Marshall Ollia	**727-567-1000**	**marshall.ollia@sumridge.com**
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**185**
(Date of Registration with PCAOB, if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Marshall Ollia, officer of SumRidge Partners, LLC</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SumRidge Partners, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the firm nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



TIM FOOTLICK
Notary Public - State of Florida
Commission # HH 48014
My Comm. Expires Sep 29, 2024
Bonded through National Notary Assn.

Signature: _____

Title:
Financial & Operations Principal & Treasurer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SUMRIDGE PARTNERS, LLC
(a wholly owned subsidiary of Everest Acquisition Co.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2022

SUMMARY OF CONTENTS



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
SumRidge Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SumRidge Partners, LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2022.

Tampa, Florida
February 27, 2023

SUMRIDGE PARTNERS, LLC
(a wholly owned subsidiary of Everest Acquisition Co.)

STATEMENT OF FINANCIAL CONDITION

	December 31, 2022
Assets:	
Cash	$ 10,097,597
Trading assets, at fair value	679,312,706
Receivables from clearing broker-dealers, net	91,570,696
Interest receivable	9,083,750
Property and equipment, net	339,816
Right-of-use lease assets	1,679,725
Other assets	230,815
Total assets	**$ 792,315,105**
Liabilities and member's equity:	
Trading liabilities, at fair value	$ 570,294,752
Accrued compensation and benefits	27,516,585
Lease liabilities	1,685,300
Interest payable	7,076,244
Other payables	1,096,734
Payables to affiliates	2,190,315
Total liabilities	**$ 609,859,930**
Member's equity:	$ 182,455,175
Total liabilities and member's equity	**$ 792,315,105**

See accompanying Notes to Statement of Financial Condition.

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Organization

SumRidge Partners, LLC ("SumRidge," "we," "our," "us," or the "firm") is primarily engaged in trading fixed income securities on a principal basis, including United States ("U.S.") Treasury bonds, corporate bonds, and municipal bonds. Transactions are executed and cleared through a third-party clearing broker-dealer (the "Clearing Broker Dealer") on a fully disclosed basis, and as such, we do not carry security accounts for customers, nor do we perform custodial functions relating to customer securities. The Clearing Broker Dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. SumRidge is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

On July 1, 2022 (the "Change in Control Date"), the firm was acquired from SumRidge Partners Holdings, LLC ("Previous Parent") by Everest Acquisition Co. (the "Parent"), a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Ultimate Parent"). This change in ownership had no direct impact on the carrying value of assets and liabilities as of the Change in Control Date.

Basis of presentation

Accounting estimates and assumptions

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("GAAP") requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash consists of cash held on deposit with a third party bank.

Trading assets and trading liabilities, at fair value

Fair value is defined by GAAP as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability.

In determining the fair value of our trading instruments in accordance with GAAP, we use various valuation approaches, including market and/or income approaches. Fair value is a market-based measurement considered from the perspective of a market participant. As such, our fair value measurements reflect assumptions that we believe market participants would use in pricing the asset or liability at the measurement date. GAAP provides for the following three levels to be used to classify our fair value measurements.

    Level 1 - Trading instruments included in Level 1 are highly liquid instruments valued using unadjusted quoted prices in active markets for identical assets or liabilities.

    Level 2 - Trading instruments reported in Level 2 include those that have pricing inputs that are other than unadjusted quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (i.e., prices for similar instruments).

Level 3 - Trading instruments reported in Level 3 have little, if any, market activity and are measured using one or more inputs that are significant to the fair value measurement and unobservable. These valuations require judgment or estimation. As of December 31, 2022, we held no Level 3 trading instruments.

GAAP requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when performing our fair value measurements. The availability of observable inputs can vary from instrument to instrument and, in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

Valuation techniques and inputs

The fair values for certain of our trading instruments are derived using pricing models and other valuation techniques that involve management judgment. The price transparency of trading instruments is a key determinant of the degree of judgment involved in determining the fair value of our trading instruments. Trading instruments which are actively traded will generally have a higher degree of price transparency than trading instruments that are less frequently traded. In accordance with GAAP, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For debt securities, our definition of actively traded is based on market activity levels for the specific types of securities. For equity securities, our definition of actively traded is based on average daily trading volume.

When available, we use quoted prices in active markets to determine the fair value of our trading assets and trading liabilities. Such instruments are classified within Level 1 of the fair value hierarchy.

When trading instruments are traded in secondary markets and quoted market prices for identical instruments do not exist, we utilize valuation techniques, including matrix pricing, to estimate fair value. Matrix pricing generally utilizes spread-based models periodically re-calibrated to observable inputs such as market trades or to dealer price bids in similar securities in order to derive the fair value of the instruments. Valuation techniques may also rely on other observable inputs such as yield curves, interest rates and expected principal prepayments and default probabilities. We utilize prices from third-party pricing services to corroborate our estimates of fair value. Depending upon the type of security, the pricing service may provide a listed price, a matrix price or use other methods. Securities valued using these techniques are classified within Level 2 of the fair value hierarchy.

Long and short positions for identical securities recorded at fair value are recorded net in Trading assets and Trading liabilities on our Statement of Financial Condition.

Receivables from clearing broker-dealers, net

The vast majority of our transactions are cleared by the Clearing Broker Dealer, which provides financing for the purchase of trading instruments to support such transactions. The amount of financing is based on the amount of trading inventory financed, as well as any cash balances on deposit at the Clearing Broker Dealer. Balances outstanding under this financing arrangement are collateralized by our trading inventory. As of December 31, 2022, cash balances on deposit at the Clearing Broker Dealer exceeded the amounts financed and the net receivable amount from the Clearing Broker Dealer was presented in Receivables from clearing broker-dealers, net on the Statement of Financial Condition.

We evaluate "Receivables from clearing broker-dealers, net" to estimate an allowance for credit losses. However, these receivables generally have minimal credit risk due to the low probability of default by such clearing broker dealers and the short-term nature of these receivables, and therefore, the allowance for credit losses on such receivables is not significant.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Property and equipment primarily consists of leasehold improvements, computers, and furniture. Leasehold improvements are generally costs associated with interior office space improvements for leased properties.

Additions, improvements and expenditures that extend the useful life of an asset are capitalized. See Note 4 for additional information regarding our property and equipment.

Leases

We have operating leases for the premises we occupy in many of our locations. At inception, we determine if an arrangement to utilize a building or piece of equipment is a lease and, if so, the appropriate lease classification. If the arrangement is determined to be a lease, we recognize a right-of-use ("ROU") lease asset and a corresponding lease liability on our Statement of Financial Condition. ROU lease assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. We elected the practical expedient, where leases with an initial or acquired term of 12 months or less are not recorded as an ROU asset or lease liability. Our lease terms include any noncancellable periods and may reflect periods covered by options to extend or terminate when it is reasonably certain that we will exercise those options.

We record our lease ROU assets at the amount of the lease liability plus any prepaid rent, amounts paid for lessor-owned leasehold improvements, and initial direct costs, less any lease incentives and accrued rent. We record lease liabilities at commencement or acquisition date based on the present value of lease payments over the lease term, which is discounted using our commencement or acquisition date incremental borrowing rate, or at the imputed rate within the lease, as appropriate. Our incremental borrowing rate considers the weighted-average yields on RJF's senior notes payable, adjusted for collateralization and tenor. For our real estate leases, we elected the practical expedient to account for the lease and non-lease components as a single lease. See Note 5 for additional information on our leases.

Interest

Interest payable and interest receivable consist of accrued interest on settled positions and are recorded gross on the statement of financial condition.

We evaluate "Interest receivable" to estimate an allowance for credit loss. However, this receivable generally has minimal credit risk due to its short-term nature, and therefore, the allowance for credit loss on this receivable is not significant.

Share-based compensation

Subsequent to the Change in Control Date, certain employees participate in RJF's stock incentive plan, which provides for the issuance of RJF restricted stock unit ("RSU") awards. RJF estimates the market value of share-based awards on the date of grant and allocates the cost of providing these plans to us based on actual cost per employee participant.

See Note 7 for further information on share-based compensation.

Deferred compensation plans

Subsequent to the Change in Control Date, certain employees may participate in RJF's various deferred compensation plans that provide a return to the participant based upon the performance of various referenced investments. For certain of these plans, RJF invests directly, as a principal in such investments, related to their obligations to perform under the deferred compensation plans. For the Voluntary Deferred Compensation Plan ("VDCP"), Long-Term Incentive Plan ("LTIP"), and other certain plans, RJF purchases and holds life insurance on the lives of certain current and former participants to earn a competitive rate of return for participants and to provide a source of funds available to satisfy their obligation under the plan. See Note 7 for additional information.

Income taxes

SumRidge is a single-member LLC, which is a disregarded entity for U.S. federal and state income tax purposes. Prior to the Change in Control Date, SumRidge's operating results were included in the Previous Parent's tax filings. Subsequent to the Change in Control Date, SumRidge's operating results are included in RJF's federal and state income tax filings. Accordingly, no current or deferred taxes have been allocated to SumRidge with respect to its Statement of Financial Condition for the period ended and as of December 31, 2022.

SUMRIDGE PARTNERS,LLC
Notes to Statement of Financial Condition

NOTE 3 - FAIR VALUE

Our "Trading assets" and "Trading liabilities" on our Statement of Financial Condition are recorded at fair value. For further information about such instruments and our significant accounting policies related to fair value, see Note 2. The following table presents assets and liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Balance as of December 31, 2022
Trading assets at fair value on a recurring basis:			
Municipal obligations	$ —	$ 90,864,215	$ 90,864,215
Corporate obligations	—	564,063,699	564,063,699
Government and agency obligations	16,815,896	797,849	17,613,745
Agency mortgage-backed securities	—	575	575
Non-agency collateralized mortgage obligations ("CMOs"), and asset-backed securities ("ABS")	—	9,280	9,280
Total debt securities	16,815,896	655,735,618	672,551,514
Equity securities	5,468,950	1,192,242	6,661,192
Brokered certificates of deposit	—	100,000	100,000
Total trading assets at fair value on a recurring basis	$ 22,284,846	$ 657,027,860	$ 679,312,706
Trading liabilities at fair value on a recurring basis:			
Corporate obligations	$ —	$ 519,822,806	$ 519,822,806
Government and agency obligations	36,070,952	—	36,070,952
Non-agency CMOs and ABS	—	17,710	17,710
Total debt securities	36,070,952	519,840,516	555,911,468
Equity securities	14,383,284	—	14,383,284
Total trading liabilities at fair value on a recurring basis	$ 50,454,236	$ 519,840,516	$ 570,294,752

Financial instruments not recorded at fair value

Many but not all of the financial instruments we hold were recorded at fair value on the Statement of Financial Condition. The following financial instruments were not carried at fair value on our Statement of Financial Condition at December 31, 2022.

Short-term financial instruments: The carrying value of short-term financial instruments, such as cash, receivables from clearing broker-dealers, net and interest receivable and payable are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose us to limited credit risk and have no stated maturities or have short-term maturities and, where applicable, carry interest rates that approximate market rates. Under the fair value hierarchy, cash is classified as Level 1 and receivables from clearing broker-dealers, net and interest payable and receivable are classified as Level 2.

Other: Other assets, other payables, and payables to affiliates are recorded at amounts that approximate fair value, and are classified as Level 2 under the fair value hierarchy.

NOTE 4 - PROPERTY AND EQUIPMENT, NET

The following table presents the components of our property and equipment, net.

	December 31, 2022		
	Gross carrying value	Accumulated depreciation	Property and equipment, net
Leasehold improvements	$ 594,360	$ (378,818)	$ 215,542
Furniture, fixtures and equipment	527,035	(402,761)	124,274
Total	**$ 1,121,395**	**$ (781,579)**	**$ 339,816**

NOTE 5 - LEASES

The following table presents the balances related to our leases on our Statement of Financial Condition. See Note 2 for additional information related to our leases, including a discussion of our accounting policies.

	December 31, 2022
ROU lease assets	$ 1,679,725
Lease liabilities	$ 1,685,300

The weighted-average remaining lease term and discount rate for our leases is presented in the following table.

	December 31, 2022
Weighted-average remaining lease term	3.14 years
Weighted-average discount rate	4.77 %

Lease liabilities

The maturities by year of our lease liabilities as of December 31, 2022 are presented in the following table.

2023	$ 434,749
2024	586,040
2025	542,627
2026	247,900
Gross lease payments	1,811,316
Less: interest	(126,016)
Present value of lease liabilities	**$ 1,685,300**

NOTE 6 - RELATED PARTY TRANSACTIONS

We participate in related party transactions with affiliates. Subsequent to the Change in Control Date, our affiliate, Raymond James & Associates ("RJ&A"), a full service broker-dealer registered with the SEC and a wholly owned subsidiary of RJF, provides certain administrative services to us to facilitate certain aspects of our business. Additionally, we entered into a paymaster agreement with RJ&A during the year.

Also subsequent to the Change in Control Date, RJF offers and maintains various employee benefit programs in which our employees may participate. See Note 7 for more information on certain of these benefit programs.

SUMRIDGE PARTNERS,LLC
Notes to Statement of Financial Condition

Unsettled balances arising from the aforementioned services provided by RJF and RJ&A are reflected in Payables to affiliates on our Statement of Financial Condition. Our payables to affiliates as of December 31, 2022 were as follows:

Payables to affiliates:		
RJ&A	$	(1,732,268)
RJF		(458,047)
Total payables to affiliates	**$**	**(2,190,315)**

The related party transactions that give rise to these payables are settled monthly with cash transfers.

NOTE 7 - SHARE-BASED AND OTHER COMPENSATION PLANS

Plans effective prior to the Change in Control Date

Prior to the Change in Control Date, the Previous Parent maintained SumRidge's equity plan and granted common units to SumRidge associates. This arrangement was considered a related party transaction.

Plans effective subsequent to the Change in Control Date

We participate, along with other affiliated companies, in various qualified and non-qualified savings and stock incentive plans of RJF. RJF allocates the cost of providing these plans to us based on actual cost per employee participant.

The profit sharing plan and employee stock ownership plan are qualified plans that provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory and contributions by RJF, if any, are determined annually by RJF's Board of Directors, or a committee thereof, on a discretionary basis. Benefits become fully vested after five years of qualified service, age 65, or if a participant separates from service due to death or disability.

We participate in RJF's 401(k) plan, which is a qualified plan that may provide for a discretionary contribution or a matching contribution each year. Matching contributions are 75% of the first $1,000 and 25% of the next $1,000 of eligible compensation deferred by each participant annually.

The LTIP is a non-qualified deferred compensation plan that provides benefits to certain employees who meet certain compensation or production requirements.

Contributions to the qualified plans and the LTIP are approved annually by RJF's Board of Directors or a committee thereof.

RJF's VDCP is a non-qualified deferred compensation plan for certain employees, in which eligible participants may elect to defer a percentage or specific dollar amount of their compensation.

Share-based compensation plans effective after the Change in Control Date

Under RJF's stock incentive plan, certain employees may be granted RSUs.

Employee stock purchase plan

The employee stock purchase plan allows employees to purchase RJF's common stock at a 15% discount annually. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the stock is 85% of the average high and low market price on the day prior to the purchase date.

SUMRIDGE PARTNERS,LLC
Notes to Statement of Financial Condition

NOTE 8 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to FINRA's capital requirements, which are substantially the same as Rule 15c3-1. Regulations require that minimum net capital, as defined, be equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness items and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. FINRA may impose certain restrictions, such as restricting distributions of equity capital, if a member firm were to fall below a certain threshold or fail to meet minimum net capital requirements. The following table presents our net capital position.

	December 31, 2022
Net capital	$ 55,296,032
Less: required net capital	(2,525,326)
Excess net capital	**$ 52,770,706**

NOTE 9 - CONTINGENCIES

We recognize liabilities for contingencies when there is an exposure that indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a loss is probable and a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the minimum amount in the range of loss is accrued. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible, or for which a loss is not determined to be probable. There is no upper end of the range of reasonably possible aggregate loss in excess of the aggregate accrual related to any such matters.

NOTE 10 - OFF-BALANCE SHEET RISKS AND GUARANTEES

Off-balance sheet risks

Through indemnifications within clearing agreements, customer activities may expose us to off-balance sheet credit risk. Securities transactions are cleared through the Clearing Broker Dealer and under provisions of the clearing agreement, we are required to ensure the proper settlement of counterparty transactions as contractually obligated with the Clearing Broker Dealer. In conjunction with the Clearing Broker Dealer, we seek to mitigate the risk and are required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, we may be required by the Clearing Broker Dealer to deposit additional collateral or reduce inventories.

We are engaged in various trading and brokerage activities with various financial counterparties. In the event counterparties do not fulfill their obligations, we may be exposed to risk. The settlement risk depends on the creditworthiness of the counterparty. The level of risk is limited to the fluctuation in market price of the failed security. It is our policy to review, when determined to be necessary, the creditworthiness of our counterparties.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. We manage our exposure to market risk resulting from trading activities through our risk management function. Risk reports based on internally developed risk metrics are periodically produced and reviewed by management to mitigate market risk.

In addition, we have sold securities that we do not currently own and will therefore be obligated to purchase such securities at a future date. We have recorded these obligations within Trading liabilities, at fair value on the Statement of Financial Condition.

Balances due to the Clearing Broker Dealer, if any, and securities sold that have not yet been purchased are collateralized by securities owned and held with the Clearing Broker Dealer. In the event that such parties do not fulfill their obligations, we

may be exposed to risk. The risk of default depends on the creditworthiness of the Clearing Broker Dealer. It is our policy to periodically review, as necessary, the credit standing of the Clearing Broker Dealer.

Guarantees

In the normal course of business, we indemnify and provide guarantees to the Clearing Broker Dealer against specified losses in connection with their acting as our agent. The maximum potential amount of future payments that we could be liable for cannot be reasonably estimated. We believe that it is unlikely we will have to make any significant payments under these arrangements and accordingly we have not recorded any contingent liability in the financials for these indemnification obligations.

Additionally, we enter into contracts that provide certain indemnifications. Our maximum exposure to loss under these arrangements is not reasonably estimable as this would involve future claims that may be made against us for conditions that have not yet occurred.

NOTE 11 - SUBSEQUENT EVENTS

We considered subsequent events through February 27, 2023. There were no subsequent events through such date that required recognition or disclosure.



111 TOWN SQUARE PLACE // JERSEY CITY, NEW JERSEY 07310 // 201.898.2525

SUMRIDGE.COM